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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
The Hain Celestial Group, Inc.

(Name of Issuer)
common stock, par value $.01 per share

(Title of Class of Securities)
405219 10 6

(CUSIP Number)
Irwin D. Simon
c/o The Hain Celestial Group, Inc.
58 South Service Road
Melville, NY 11747
(631) 730-2200
Copy to:
Roger Meltzer, Esq.
DLA Piper US LLP
1251 Avenue of the Americas
New York, NY 10020
(212) 335-4550

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 1, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § §240.1 3d- l(e), 240.13d-l(f) or 240.13d- l(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	405219 10 6

1	NAMES OF REPORTING PERSONS. Irwin D. Simon

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	SC, PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America, Canada

	7	SOLE VOTING POWER

NUMBER OF		2,943,677

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,943,677

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,943,677

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	6.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
     This Amendment No. 2 amends and supplements the Schedule 13D (as amended through the date hereof, including this Amendment No. 2, the “Schedule 13D”) filed by Irwin D. Simon with respect to the common stock, par value $.01 per share, of The Hain Celestial Group, Inc., a Delaware corporation.

Item 1. Security and Issuer
     The class of securities to which this Schedule 13D relates is the common stock, par value $.01 per share (“Common Stock”), of The Hain Celestial Group, Inc., a Delaware corporation (the “Company”). The address of the principal executive offices of the Company is 58 South Service Road, Melville, NY 11747.
Item 2. Identity and Background
     (a) This Schedule 13D is filed by Irwin D. Simon.
     (b) Mr. Simon’s business address is 58 South Service Road, Melville, NY 11747.
     (c) Mr. Simon’s principal occupation is President, Chief Executive Officer and Chairman of the Board of the Company.
     (d) During the last five years, Mr. Simon has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) During the past five years, Mr. Simon has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
     (f) Mr. Simon is a citizen of the United States of America and a citizen of Canada.
Item 3. Source and Amount of Funds or Other Consideration
     Mr. Simon acquired some of his shares of Common Stock with personal funds. His remaining shares of Common Stock were obtained pursuant to grants of options to purchase Common Stock, at varying exercise prices, and grants of shares of Common Stock, in each case, under the Company’s stockholder-approved equity plans in transactions exempt from Section 16(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) pursuant to Rule 16b-3 promulgated thereunder.
Item 4. Purpose of Transaction
     The shares of Common Stock purchased by Mr. Simon or acquired upon exercise of stock options were acquired for investment purposes. The shares of Common Stock and options to purchase shares of Common Stock granted by the Company were granted pursuant to the Company’s stockholder-approved equity plans.
Item 5. Interest in Securities of the Issuer
     (a) As of April 10, 2008, Mr. Simon beneficially owned the number of shares set forth on the cover page of this Schedule 13D, which represents the percentage of outstanding shares set forth on the cover page of this Schedule 13D. In addition, as of April 10, 2008, Mr. Simon also holds options to purchase 472,671 shares of Common Stock that are not exercisable for more than 60 days, which are not included in Mr. Simon’s beneficial ownership on the cover page of this Schedule 13D. Mr. Simon’s beneficial ownership does not include 55,000 shares of Common Stock (over which Mr. Simon does not have voting or dispositive control) that were contributed by Mr. Simon to an exchange fund in which Mr. Simon continues to have an interest.
     (b) Mr. Simon has sole power to vote and to dispose of the number of shares set forth on the cover page of this Schedule 13D.
     (c) On April 1, 2008, the Company granted to Mr. Simon 131,796 shares of restricted Common Stock (vesting over a 3-year period) and options to purchase 472,671 shares of Common Stock (vesting over a 4-year period), in each case, pursuant to a stockholder-approved equity plan, in satisfaction of the Company’s obligation under Mr. Simon’s employment agreement to grant certain stock options that had not been granted to him. Since the last amendment to this Schedule 13D, Mr. Simon has acquired and/or disposed of shares of Common Stock on various occasions, as described in his filings with the SEC from time to time.
     (d) No person other than Mr. Simon has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported on this Schedule 13D.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Amended and Restated 1994 Long Term Incentive and Stock Award Plan: The Company’s 1994 Plan, as amended, provides for the granting of an aggregate of 2,400,000 shares of Common Stock to key employees.
     Amended and Restated 2002 Long term Incentive and Stock Award Plan: The Company’s 2002 Plan, as amended, provides for the granting of an aggregate of 5,380,000 shares of Common Stock to employees, consultants and directors of the Company.
Item 7. Material to Be Filed as Exhibits
     1. 1994 Plan (incorporated by reference to Annex F to the Joint Proxy Statement/Prospectus contained in the Registrant’s Registration Statement on Form S-4 (Commission File No. 333-33830) filed with the Commission on April 24, 2000).
     2. 2002 Plan (incorporated by reference to Exhibit 4 to the Registrant’s Registration Statement on Form S-8 (Commission File No. 333-140180) filed with the Commission on January 24, 2007).

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 18, 2008

Date

/s/ Irwin D. Simon

Signature

Irwin D. Simon

Name/Title

5